December 20, 2013

Via EDGAR attention

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	The Dun and Bradstreet Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-15967

Dear Ms. Blye:

We are writing to respond to the comments set forth in the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated December 9, 2013, relating to the above referenced document.

For your convenience, we have reproduced the Staff’s comments in this letter using bold text.

Comment:

General

1.
Your website states that you provide reports regarding Cuba, Sudan and Syria, and provides a search feature for credit reports of businesses in Sudan and Syria.  Your website also indicates that you have a customer service center in Dubai covering Africa and the Middle East, and specifically states that those regions include Sudan and Syria.  On pages 5, 10, 27, 45, 78 and 121 of the 10-K you refer to your operations in Latin America, a region that includes Cuba.  Finally, your website contains a drop-down menu for contacts from persons in Cuba, Sudan and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, partners or other direct or indirect arrangements.  Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Richard H. Veldran
Senior Vice President & Chief Financial Officer

103 JFK Parkway, Short Hills, NJ  07078
T 973.921.5863  F 866.854.3598  www.dnb.com

Our response:

The Dun & Bradstreet Corporation (“D&B”) takes seriously its obligations to comply with U.S. economic sanctions and export control laws and regulations.  D&B does make available to its worldwide customers the following business reports, which can be accessed through the Company’s website as noted in the Staff’s Comment:   (i) country level reports on each of Cuba, Syria and Sudan; and (ii) business reports on certain businesses located within each of Syria and Sudan.  As discussed in response to Comment number 2 below, the revenue generated by all such reports is immaterial to D&B (in the aggregate, less than $100,000 in each of the last three years) and is derived from D&B customers located outside of Cuba, Syria or Sudan.  D&B neither directly nor indirectly receives revenue from, nor makes payments to, any individual or entity within, or any member of the government of, Cuba, Syria, or Sudan.  The aforementioned reports are described below.

Country level reports:  These reports generally address in summary fashion D&B’s view of a country’s risk profile, together with key facts (such as population, GDP, etc.) and observations (such as commentary on a country’s form of government, economic prospects, etc.).  D&B also provides Global Economic Outlook Reports, and similar reports, addressing economic outlooks across multiple countries.  D&B is happy to provide copies of any such reports supplementally to the Staff upon request.  The data upon which such reports are based is derived from information already in existence and purchased from a number of sources, none of which are located within Cuba, Syria or Sudan.  The primary data source is New York based Haver Analytics, which provides over 90% of such data, with additional sources including, for example, The World Bank and The World Economic Forum.  None of the D&B analysts, economists, editors or other team members who analyze such data and prepare the reports are citizens of, nor do they reside in, any of Cuba, Syria or Sudan.

Business reports:  These reports provide credit score and related information on specific companies located within Syria or Sudan, together with specific corporate information, such as a description of services performed or the number of employees engaged in such business, etc.  No such reports are prepared on companies located in Cuba.   D&B is happy to provide copies of any such reports supplementally to the Staff upon request.  The information contained in these reports is obtained through our joint venture with D&B South Asia & Middle East, and its subsidiary D&B North Africa (collectively, “DBSAME”), which collect data in the Middle East and parts of Asia and Africa.  D&B indirectly owns 10% of D&B South Asia & Middle East.  DBSAME has advised D&B that it collects such information through various correspondents, all of whom reside outside of, and are not citizens of, Syria or Sudan.  DBSAME has also advised D&B that its correspondents obtain information already in existence regarding such companies, such as the company’s name, address, telephone number, fax number, website, year of establishment, legal structure, and various other data points that make up a typical company profile.  While they may confirm the information is still accurate with sources within Syria or Sudan, it is our understanding that they do not pay anyone in Syria or Sudan for the information.  Given that such activity is limited to the collection of preexisting, factual information, and without remuneration, D&B understands that such informational materials activity is exempt from the sanctions currently applicable to trade with Sudan and Syria (see e.g. 31 C.F.R. §542.206(b) and §538.212(c)).

2/5

D&B does not currently have any plans to expand its business reach, either directly or indirectly, into Cuba, Syria or Sudan, nor does D&B have any agreements, commercial arrangements or other contacts with the governments of Cuba, Syria or Sudan, or, to the best of our knowledge, any entities controlled by these governments.

2.
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Our response:

As discussed above, D&B has no direct contacts with Cuba, Syria or Sudan, and the only indirect contact relates to the collection of certain information already in existence regarding certain companies located within Syria and Sudan.  This activity is in no way material to D&B.  The following table shows aggregate revenue from sales of the reports set forth in the response to Comment 1.  All such revenue is derived from sales to customers outside of Cuba, Syria or Sudan.

3/5

	$U.S. Dollars
Country	2010	2011	2012	2013 (to 9/30/13)
Cuba	$961	$50	$25	$74
Syria	$52,579	$67,523	$45,280	$25,356
Sudan	$19,529	$23,124	$23,525	21,177
Aggregate Revenue (Cuba, Syria & Sudan)	$73,069	$90,697	$68,830	$46,607

D&B Consolidated Revenue	$1.66B	$1.76B	$1.68B	$1.18B

None of the above revenue amounts, individually or in the aggregate, is quantitatively material to D&B given our consolidated revenue and D&B does not have any assets or liabilities associated with Cuba, Syria or Sudan.  We do not believe that a reasonable investor would deem the above amounts material to making an investment decision.  Nor do we believe that a reasonable investor, or any constituency concerned specifically with companies doing business with U.S.-designated state sponsors of terrorism, would consider these amounts of revenue or the activities described above to in any way reflect negatively on D&B, our brand, our revenue stream, or our share value.   As noted above, we do not make payments, directly or indirectly, to Cuba, Syria or Sudan, or any individual or entity located therein, nor do we have any operations or maintain any assets or incur any liabilities within any of these countries.

We further acknowledge that:

▪	The Company is responsible for the adequacy and accuracy of its disclosure in its filings with the Securities and Exchange Commission;

▪	Staff comments or changes to such disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Upon review of the foregoing, please feel free to contact me if you have any further questions or require additional information.

Sincerely,

/s/ Richard H. Veldran
Richard H. Veldran
Senior Vice President and Chief Financial Officer

4/5

cc:	Christopher J. Coughlin
Chairman
The Dun & Bradstreet Corporation

Robert P. Carrigan
President and Chief Executive Officer
The Dun & Bradstreet Corporation

James N. Fernandez
Chairman, Audit Committee
The Dun & Bradstreet Corporation

Christie A. Hill
Senior Vice President, General Counsel and Corporate Secretary
The Dun & Bradstreet Corporation

Richard S. Mattessich
Associate General Counsel and Assistant Corporate Secretary
The Dun & Bradstreet Corporation

Anthony Pietrontone, Jr.
Principal Accounting Officer and Corporate Controller
The Dun & Bradstreet Corporation

PricewaterhouseCoopers LLP

Robert Treuhold
Partner
Shearman & Sterling LLP

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Daniel Leslie
Staff Attorney
Securities and Exchange Commission

5/5